Exhibit 1.01

Conflict Minerals Report

Deswell Industries, Inc.

2014 Calendar Year

This Conflict Minerals Report (this “Report”) for the calendar year ended December 31, 2014 is filed in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, and Specialized Disclosure Report on Form SD (“Form SD”). Capitalized terms used in this Report but not defined in this Report have the meanings given to such terms in Form SD. “Deswell”, “we”, “our” or “us” are used interchangeably to refer to Deswell Industries, Inc. and its subsidiaries.

Due Diligence

The following is a description of the measures Deswell took to exercise due diligence on the source and chain of custody of conflict minerals contained in Deswell’s products manufactured during the 2014 calendar year.

As a first step, Deswell determined that conflict minerals are contained in certain products manufactured or contracted to be manufactured by Deswell, and that the conflict minerals are necessary to the functionality or production of certain products. Deswell then conducted in good faith a reasonable country of origin inquiry for calendar year 2014 to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from recycled or scrap sources.

In accordance with the Rule, Deswell then undertook a due diligence review of the source and chain of custody of the conflict minerals in its products as outlined below to determine the conflict minerals status of the necessary conflict minerals used in Deswell’s operations as an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or “OEMs”, and contract manufacturers. In conducting its due diligence, Deswell implemented The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

This Report has not been subject to an independent private sector audit as provided under the Rule.

Deswell’s due diligence measures included:

- Review of its applicable supply base and applicable products to determine which suppliers may be at issue.

- Conducting a supply chain survey with applicable suppliers of materials containing conflict minerals using the Electronic Industry Citizen Coalition (EICC)/ Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template to identify the smelters and refiners.

- Comparing the smelters and refiners identified in the supply chain survey against the list of smelter facilities that have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, Deswell has determined in good faith that: (i) its injection-molded plastic parts and components and certain of its electronic products and subassemblies and metallic molds and accessory parts do not contain conflict minerals sourced from Covered Countries; and (ii) for certain other of its electronic products and subassemblies and metallic molds and accessory parts, it is unable to identify all smelters and refiners and all the countries of origin of the conflict minerals that are contained in the products it manufactures or contracts to manufacture. Deswell makes the determination of DRC conflict undeterminable due to a lack of information from its suppliers of certain of the components of its electronic products and subassemblies and metallic molds and accessory parts to conclude whether the necessary conflict minerals originated in any of the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free, or have not been found to be DRC conflict free. As a downstream manufacturer, we rely on our suppliers to provide information on the origins of all conflict minerals contained in components and materials supplied to us.

In calendar year 2015, Deswell has taken or will undertake steps to improve its due diligence efforts to further mitigate the risk that Deswell’s necessary conflict minerals do not benefit armed groups, including the following:

-	Increasing the response rate of Deswell’s suppliers’ smelters surveys; and

-	Informing smelters identified as a result of the supply chain survey and requesting their participation in a recognized program to obtain a designation as conflict free.